Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

ACQUISITION OF EQUITY INTEREST IN CHINA LIFE (TIANJIN) AGED-CARE AND HEALTHCARE INVESTMENT COMPANY LIMITED

The Board announces that CL Aged-care Fund (a fund consolidated into the financial statements of the Company and managed by the Company as its subsidiary) intends to enter into the Equity Transfer Agreement with CLIC by 31 January 2023, pursuant to which CL Aged-care Fund will acquire from CLIC its 99.99% equity interest in the Target Company. Upon completion of the Transaction, the Target Company will become an indirect non-wholly owned subsidiary of the Company.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that CL Aged-care Fund (a fund consolidated into the financial statements of the Company and managed by the Company as its subsidiary) intends to enter into the Equity Transfer Agreement with CLIC by 31 January 2023, pursuant to which CL Aged-care Fund will acquire from CLIC its 99.99% equity interest in the Target Company.

Meanwhile, China Life Qiyuan (the general partner of CL Aged-care Fund) intends to enter into another equity transfer agreement with CLIC, pursuant to which China Life Qiyuan will acquire from CLIC its remaining 0.01% equity interest in the Target Company.

Upon completion of the above transactions, the Target Company will be held as to 99.99% and 0.01% by CL Aged-care Fund and China Life Qiyuan, respectively.

PRINCIPAL TERMS OF THE EQUITY TRANSFER AGREEMENT

Parties

•	CL Aged-care Fund (with the Company as its sole limited partner and China Life Qiyuan as its general partner)

•	CLIC

Interests to be acquired

Pursuant to the Equity Transfer Agreement, CL Aged-care Fund will acquire from CLIC its 99.99% equity interest in the Target Company.

Consideration and payment

The consideration for the Transaction shall be determined based on the appraised value of the equity interest of the Target Company as at the valuation benchmark date on 30 June 2022 as filed with the Ministry of Finance of the PRC. The appraised value of the Target Company as at the above valuation benchmark date as valued by an independent valuer using the asset-based approach was approximately RMB728 million (subject to the filing with and confirmation by the Ministry of Finance of the PRC). The consideration for the Transaction shall represent 99.99% of the final appraised value, and is expected to be no more than RMB730 million.

CL Aged-care Fund shall pay to CLIC the consideration for the Transaction in cash in a lump sum within 20 business days from the execution of the Equity Transfer Agreement. The amount payable by CL Aged-care Fund will be funded by the internal resources of the Group.

Completion

CLIC shall, after the payment by CL Aged-care Fund of the consideration for the Transaction, complete the change of registration with the authority in charge of industrial and commercial administration in respect of the transfer of 99.99% equity interest in the Target Company as soon as possible. Upon completion of the Transaction, CL Aged-care Fund will hold 99.99% equity interest in the Target Company. The Target Company will become an indirect non-wholly owned subsidiary of the Company, and its accounts will be consolidated into the accounts of the Group.

INFORMATION ABOUT THE TARGET COMPANY

Established in April 2014, the Target Company has a registered capital of RMB700 million, which was fully contributed and paid up by CLIC. The Target Company is primarily responsible for the construction and operation of an aged-care community project in Tianjin and holds the land on which the project is located and the facilities constructed thereon. The project is located at the modernized urban area in the Airport Economic Zone, Binhai New District, Tianjin, with a site area of 74,000 square meters and a gross floor area of 129,300 square meters. The project is equipped with 1,000 registered nursing beds and a 5,000 square-meter health management center, and has officially commenced business operation in July 2021.

Based on the audited financial statements of the Target Company prepared in accordance with the China Accounting Standards for Business Enterprises, the audited net asset value of the Target Company as at 31 December 2021 and 30 June 2022 amounted to approximately RMB478 million and RMB416 million, respectively. The audited loss of the Target Company before and after taxation for the year ended 31 December 2020 was approximately RMB36 million, and the audited loss of the Target Company before and after taxation for the year ended 31 December 2021 was approximately RMB155 million.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Transaction will enable the Target Company to unleash its potentials in supporting insurance business, serving the Group’s customers and driving the growth of insurance premiums, and bring additional value through the collaboration of “insurance products + aged-care service”. The Transaction can also effectively consolidate the resources of health care services within China Life system, create a health care ecosphere, organize and develop a professional platform for health care services, so as to satisfy the demands of the Group’s insurance customers for high-quality and diversified health management and aged-care services.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Bai Tao and Mr. Wang Junhui hold positions in CLIC, they have abstained from voting on the resolution of the Board to approve the Transaction.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

Established in 2020, CL Aged-care Fund is a special fund focusing on investment in the aged-care industry and its general partner is China Life Qiyuan (an indirect wholly-owned subsidiary of CLIC). The Company has subscribed for all limited partnership interests in CL Aged-care Fund, totaling RMB9,990 million (please refer to the announcement of the Company dated 19 December 2019 for details). CL Aged-care Fund is a fund consolidated into the financial statements of the Company and managed by the Company as its subsidiary.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Qiyuan”	國壽啓遠（北京）養老產業投資管理有限公司 (China Life Qiyuan (Beijing) Aged-care Industry Investment Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CL Aged-care Fund”	北京國壽養老產業投資基金（有限合夥） (Beijing China Life Aged-care Industry Investment Fund (Limited Partnership)), a limited partnership established under the laws of the PRC, with the Company as its sole limited partner and China Life Qiyuan as its general partner

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Equity Transfer Agreement”	the Equity Transfer Agreement of China Life (Tianjin) Aged-care and Healthcare Investment Company Limited 《( 國壽（天津）養老養 生投資有限公司股權轉讓協議》) to be entered into by CL Aged- care Fund with CLIC in respect of the Transaction

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Target Company”	國壽（天津）養老養生投資有限公司 (China Life (Tianjin) Aged-care and Healthcare Investment Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC as at the date of this announcement

“Transaction”	the acquisition from CLIC of its 99.99% equity interest in the Target Company by CL Aged-care Fund pursuant to the Equity Transfer Agreement

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors: Non-executive Director: Independent Non-executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei Wang Junhui Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie